February 4, 2020

Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Avenue, 21st Floor
New York, NY 10022

       Re: 1847 Holdings LLC
           Registration Statement on Form S-1
           Filed January 23, 2020
           Fiel No. 333-236041

Dear Mr. Roberts:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 23, 2020

Cover Page

1. We note that your shares are quoted on the OTC Pink marketplace. Please note that an at-
       the-market resale offering under Rule 415 is not available for registrants quoted on the
       OTC Pink marketplace. Please revise your prospectus to set a fixed price at which the selling shareholders will offer and sell their shares until your shares are quoted on the
       OTC Bulletin Board, the OTCQX, the OTCQB or listed on a national securities exchange. Please make the appropriate revisions on the front cover page of the prospectus and plan of distribution section.
 Ellery W. Roberts
FirstName LastNameEllery W. Roberts
1847 Holdings LLC
Comapany Name1847 Holdings LLC
February 4, 2020
Page 2
February 4, 2020 Page 2
FirstName LastName
Description of Securities
Agreement to be Bound by our Operating Agreement; Power of Attorney, page 111

2.       We note the waiver to trial by jury in Section 15.14 of your Second
Amended and
         Restated Operating Agreement. Please include a description of this provision in your prospectus and disclose whether the provision extends to U.S. federal securities law claims. If the jury trial waiver provision does apply to claims under the federal securities laws, please revise your disclosure to state that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, please provide additional risk factor disclosure related to the enforceability of the jury trial waiver provision, as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal
Branch Chief at 202-551-3442 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services